Sarah M. Nelson

Highlights

- Over 15 Year Experience in IT
- Project Management
- Requirements Gathering
- Change Management
- Process Workflow

- Project Portfolio
- QA & UAT Testing
- Audits and Risk Management
- System Analysis

Professional Experience

Sr. Business Analyst   National General
May 2014 – Current

- Gathers requirements and participates/coordinates design sessions between IT, business stakeholders, SME's, and development team
- Writes Business Requirement Documents to ensure the business solution, customer needs and expectations are captured
- Captures new design concepts through screen mock-ups, page layouts and graphics by using an array of tools to ensure there is no misinterpretation of the true requirement – tools used: Adobe InDesign and Photoshop, MS Visio and Snipping tool, Snag it
- Writes test cases and performs user acceptance testing
- Works with the business to create new and improved process workflows
- Gathers all requirement, QA, UAT sign-offs required for project implementations
- Manages project status, release scope, and QA/UAT test plans
- Assists the training department with document training preparation and product roll-out
- Assists in department wide cross functional system integrations. This includes post production support to both the business and end user

Business Analyst   PMSI
Jan 2009 – May 2014 *(Internal Promotion)*

- Worked with various business owners to document business rules and requirements
- Created processes mapping documents of current process, proposed process, and GAP analysis
- Developed training material, user manuals, presentations and weekly reports

Clarity Admin *(Internal Promotion)*   PMSI

- Maintained and delivered weekly, prioritization, and project portfolio reports for PMO. Management and Executives
- Provided technical support to CA Clarity users
- Working knowledge of CA Clarity data models, business objects and custom objects
- Provided periodic informal work guidance/direction to, and training of team members
- Implemented and created Clarity data audits
- Developed application functionality changes in development and production environments
- Ran weekly audits to support production implementation

- Provided training for new hires, application changes, SDLC and new procedures related to PMO and IT

IT Helpdesk   PMSI
- Provided extensive technical support to all production and QA environment users
- Created, terminated, and maintained user accounts in all company system applications
- Prepared training documentation for new software installs and troubleshooting resolutions
- Created and maintained spreadsheets for user system terminations, user system activations, and asset management requests

Project Manager Consultant (Skybridge Global)
May 2008 – Jan 2009   Pharmarica
- Updated project plans for directors and manager
- Attended and documented daily status calls and issues
- Submitted and tracked downtime and change requests (ticketing system)
- Managed and updated Master Issue list for directors and managers
- Supported various teams during data migrations
- Worked directly with clients to schedule and confirm the success of multiple data and server migrations

Project Manager Consultant (GCI, Inc.) – Software Development Team
December 2006 – May 2008   Verizon
- Coordinated and attended daily pre-project application meetings with developers, testers, and management
- Maintained and updated company databases with cost estimates, system impacts, and release dates
- Maintained relationships among project managers, executive directors, front door contacts, team leads, and developers

Project Coordinator Consultant (ICS) – Technical Support
(Liaison between testers and developers for FTTP)
November 2004 – December 2006   Verizon
- Coordinated and managed daily code drops and configuration documents
- Facilitated the morning system health checks to ensure all system applications were running and functioning
- Provided daily support through conference calls and multiple instant message meetings with developers and testers
- Supported and coordinated upgrades to hardware and software for all corporate server systems, applications and operating systems
- Developed strategies to resolve multiple software issues
- Assisted in QA testing for voice and data test cases
- Reflowed orders for multiple testers from downstream systems
- Managed daily reports that included – Status on test cases, code bugs, multiple incident requests, and trouble tickets

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Education

Rochester Institute of Technology – Medical Illustration   1998